

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 20, 2007

By facsimile to (312) 460-7000 and U.S. Mail

Mr. Ram Mukunda
President and Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed November 23, 2007
        Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 1-32830

Dear Mr. Mukunda:

        We reviewed the filings and have the comments below.

        Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual financial statements, please also include corresponding revisions to your interim financial statements.

Table of Contents, page vi

2.   For Annexes A through H, describe briefly each annex's content. For example, we note the disclosure on page 55 that annex A contains the Sricon subscription agreement.

Summary, page 1

3.   A summary term sheet beginning on the first or second page of the disclosure document, which includes page number cross references to further discussion in the prospectus, provided to stockholders is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A and instruction 2 to Item 1001 of Regulation M-A. If India Globalization Capital, Inc. or IGC intends for the summary section to serve as the summary term sheet, move it forward to begin on the first or second page of the disclosure document.

4.   Explain in the summary why the acquisition proposal includes more than one acquisition. We note the disclosure on page 57 and elsewhere that since the fair market value of the Sricon shares will constitute less than 80% of the net assets of IGC at the time of the Sricon acquisition, IGC must close on the balance of the acquisitions included in the acquisition proposal to satisfy the 80% net asset requirement of a special purpose acquisition corporation.

5.   Indicate that IGI did not obtain a fairness opinion for the acquisition proposal, and explain why not. We note the disclosure on page 47 that "Based on the extensive resources devoted to evaluating and conducting due diligence of all our acquisition candidates, we decided not to devote additional resources and engage an investment bank to render a fairness opinion."

Selected Summary Historical Financial Information, page 19

6.   Please revise your selected summary balance sheets to include balance sheet data as of your interim period September 30, 2007.

Sricon Infrastructure Private Limited - Selected Summary Statement of Income Data, page 20

7.   Please remove interest and other income from your revenue line item for all periods
        presented. Interest income and other income should be shown below operating income in
        your statements of income.

Risk Factors, page 22

8.   The first paragraph states that "Additional risks not currently known to us, or that we
        deem immaterial, may also harm us or affect your investment." Since IGC must disclose
        all risks that it believes are material, delete this language.

Because the Indian judiciary will determine the scope and enforcement under Indian law of
almost all of Sricon, TBL and IGC-Power's material agreements, we may be unable to enforce
our rights inside and outside of India, page 24

9.   Disclosure in the second paragraph that IGC expects to be able to enforce in India actions
        to enforce judgments of United States courts arising out of or based on ownership of the
        securities of Sricon and TBL and also expects that the Indian courts would enforce in
        original actions judgments against Sricon and TBL or the promoters predicated solely on
        United States securities laws appears inconsistent with disclosure in the first paragraph
        and elsewhere, including page 18, that there is doubt about the enforceability in India of
        actions to enforce judgments of United States courts arising out of or based on ownership
        of the securities of Sricon and TBL and also doubt whether the Indian courts would
        enforce in original actions judgments against Sricon and TBL or their directors, officers,
        and experts named in the proxy statement. Please reconcile the disclosures.

If we are unable to provide interim financing to Sricon and TBL, they may have difficulty
meeting their projected revenue targets, page 26

10.   Disclosure states that IGC believes Sricon and TBL will require financing before
        completion of the acquisitions to maintain their operations at a level necessary to give
        them the opportunity to meet their financial projections for 2008 and 2009. Quantify the
        known or estimated amount of financing that IGC believes Sricon and TBL will require.

Changes in the conversion rate between the U.S. dollar and Indian rupee may adversely affect
our purchase price, page 26

11.   Disclosure states that the exchange rate between the Indian rupee and U.S. dollars has
        changed substantially in the last two decades and that any decline in value of the U.S.
        dollar against the Indian rupee will make the acquisition more expensive. State the

exchange rate as of the latest date practicable, and include appropriate historical data on the exchange rate to give investors a sense of the magnitude of this risk.

If we are unable to raise additional funds, we may not be able to pay the full purchase price to CWEL, page 26

12.   Disclosure states that IGC expects that it will need additional funds to pay the balance of the purchase price to CWEL. State the amount of additional funds that IGC will need to pay the purchase price to CWEL.

Sricon, page 34

13.   Generally, explain the meaning of an abbreviation or acronym when introduced in the document. For example, refer to "ELP" in the fourth paragraph.

14.   In the fourth paragraph, indicate the capacity in which members of ELP and Societe Generale participated in the process of audit, drafting of definitive agreements, and legal due diligence. Also indicate any officer position or board membership held by Messrs. Prins and Nathani and Dr. Krishna. We note the disclosure in the first paragraph that Mr. Ram Mukunda is IGC's chief executive officer. Similarly, revise the disclosure under "TBL" on page 35.

Our Reasons for the Acquisition and Recommendation of Our Board, page 36

15.   Rather than presenting merely a list of factors considered by IGC's board of directors, elaborate on each of the bullet points as necessary for stockholders to understand how each of the listed factors impacted the determination of IGC's board of directors. Also expand the disclosure to include any negative factors considered by IGC's board of directors in reaching its determination.

Past Financial Performance, page 43

16.   On pages 43, 46, and elsewhere throughout the filing, you mention EBITDA margins and EBITDA. If you intend to continue to disclose this non-GAAP financial measure in your filing, you should also include:

- A presentation, with equal or greater prominence, of the most directly comparable GAAP measure.
- reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure.

- A statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors.

- A statement disclosing how management uses the non-GAAP financial measure.

Otherwise, please delete this non-GAAP measure from your filing. Please refer to Item 10(e)(1)(i) of Regulation S-K.

Sricon Share Subscription Cum Purchase Agreement, page 54; Share Subscription Agreement, page 59; Odeon Share Purchase Agreement, page 64; Contract Agreement Dated April 29, 2007 Between IGC, CWEL, AMTL and MAIL, page 65

17.   Notwithstanding the disclaimers in the first full paragraph on page 55, the last paragraph on page 59, the second paragraph on page 64, and the fourth paragraph on page 65 relating to the representations and warranties contained in the agreements, IGC is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties contained in the agreements so that the information in the proxy statement is not misleading. Please confirm your understanding.

Conditions of Completion of the Sricon Acquisition, page 57

18.   You disclosed in the prospectus summary on page 1 of your S-1 (File No. 333-124942) that while you may seek to effect business combinations with more than one target business, your initial business acquisition must be with one or more operating businesses whose fair market value, collectively, is at least equal to 80% of our net assets at the time of such acquisition. We note from your disclosures on page 33 of this proxy statement that one of the acquisitions you are relying upon to achieve the 80% threshold is the acquisition of a wind energy farm to be built by an outside contractor, CWEL. Your disclosures throughout the filing, including on page 10, indicate that the wind energy farm has not yet been built, is not operational, and is not expected to be operational until nine to 12 months after the consummation of the acquisition transaction. Therefore, it appears that there is an inconsistency between the two filings because the S-1 indicated that you were required to acquire an operating business and the proxy indicates that one of the components of your acquisition does not yet seem to be operational. Please explain this apparent inconsistency.

Employment Agreements, page 68 and Executive Compensation, page 112

19.   Disclosure states that IGC expect to enter into employment agreements whose terms have not been finalized with some employees, including it chief executive officer, Mr. Ram

Mukunda, upon completion of the acquisitions. Confirm that IGC will file the employment agreements with the Commission if required by Item 601(b)(10) of Regulation S-B.

Selected Historical Financial Information Of India Globalization Capital (IGC), page 73

20.   Please revise the revenue line item to indicate that IGC had no revenues for the periods presented. Please re-label this line item as interest income, and disclose that there were no revenues for all periods presented.

Critical Accounting Policies, page 77

21.   Please expand your critical accounting policies for IGC to address:

- Types of assumptions underlying the most significant and subjective estimates.

- Any known trends, demands, commitments, events, or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described.

- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period.

- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation.

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect.

- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Release Nos. 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

22.   As a related matter, please give strong consideration towards revising your filing to disclose key estimates and assumptions inherent in the valuation of your warrants as a critical accounting estimate.

Selected Historical Financial Information of Techni Bharathi Limited (TBL), page 89

23.   Please remove interest and other income from your revenue line item for all periods presented. Interest income and other income should be shown below operating income in your statements of income. Please revise your selected financial information to be consistent with your audited statements of operations on page F-87.

Results of Operations, page 94

24.   Please revise your MD&A discussion of the results of TBL's operations as follows:

•   Discuss revenues separately from interest income and other income.

•   Separately quantify the amounts related to the settlement with one of TBL's lenders and the sale of scrap metal, and disclose the facts and circumstances which resulted in these one time gains.

•   Make corresponding revisions to your discussion of the fiscal years ended March 31, 2007, March 31, 2006, and March 31, 2005, beginning on page 95.

Expenses, page 95

25.   We assume that the word "increase" in the fourth sentence is inadvertent and that the word should be "decrease." Please revise or advise.

Unaudited Pro Forma Condensed Financial Statement, page 96

General

26.   On pages 67 and F-10, you indicate that you entered into a share subscription agreement to purchase 57% of the outstanding shares of MBL Infrastructure Limited by November 30, 2007. Since it appears that consummation of this acquisition is probable, please tell us how you determined that you did not meet the 20% significance threshold specified in Rule 3-05 (a) and (b) of Regulation S-X. Please also tell us how you considered the provisions of Rule 11-01 in determining it was appropriate to exclude the MBL acquisition form your pro forma financial information beginning on page 96.

Notes to the Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2007, page 100

Note (a), page 100

27.   Please tell us the factors you considered in determining that the funding of the construction of the wind energy farm by CWEL represented the acquisition of business under generally accepted accounting principles based on the guidance in EITF 98-3. Please also refer to paragraph 9 of SFAS 141. Please tell us how you determined that it was appropriate to record goodwill of $696,712 related to this transaction.

Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended September 30, 2007, page 102

28.   Please disclose the historical weighted average common share outstanding and the pro forma weighted average shares outstanding for the six months ended September 30, 2007 used in the calculation of basic and diluted earnings per share. Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding assuming no exercise of redemption rights and assuming maximum exercise of redemption rights. Your reconciliation and accompanying disclosure should make this transparent to readers and discuss the number of shares included in and excluded from the pro forma EPS computations. You should also disclose by type of security the number of common stock equivalents not included in diluted EPS because the impact was anti-dilutive. Please disclose the above information for the unaudited pro forma condensed statement of operations for the year ended March 31, 2007 as well.

Compensation for Executive Officers of Sricon, page 113

29.   We assume that the word "Sricon" in the second of the two captions titled as shown
        above on this page is inadvertent and that the word should be "TBL." Please revise or
        advise.

Where You Can Find Additional Information, page 119

30.   We note the statement "Information provided by either of us or Sricon or TBL or CWEL
        does not constitute any representation, estimate or projection of the other." Since IGC is
        responsible for the accuracy of the information contained in the filing, IGC may not
        disclaim responsibility for the information contained in the filing. Please revise.

IGC Unaudited Condensed Financial Statements

General

31.   For your ongoing 1934 Act filings after the acquisition of Sricon Infrastructures Limited
        and Techni Bharathi Limited, please tell us which entity you will consider to be the
        predecessor company for purposes of presenting your historical financial statements.

Condensed Statement of Stockholders' Equity, page F-4

32.   Please revise your statement of changes in stockholders' equity to include the disclosures
        required by paragraph 11(d)(1)-(3) of SFAS 7. SFAS 7 requires that for each issuance
        your statement of stockholders' equity should include the date and number of stock,
        warrants, rights, or other equity securities issued, the per share dollar amounts assigned
        to the consideration received, and the nature of the consideration received. Please revise
        your statement of changes in stockholders' equity where applicable.

Unaudited Condensed Statement of Cash Flows, page F-5

33.   Please tell us how you determined that it was appropriate to include interest earned on
        treasury bills as a non-cash reconciling item to net income. Please cite the accounting
        literature used to support your conclusion.

Note G – Commitments and Contingency, page F-9

34.   Please disclose how you accounted for the registration rights and piggy back registration
        rights discussed on page F-9 related to your founders. Please also disclose the maximum

cash penalty under the registration rights agreement, if applicable. Refer to paragraph 12 of FSP EITF 00-19-2.

IGC Financial Statements – March 31, 2007

Report of Independent Registered Public Accounting Firm, page F-13

35.   Your independent auditor's report does not appear to be signed. Please make arrangements with your auditor to have the auditor's report signed. Please also make arrangements with your auditors to have all other reports in this filing signed.

Note C – Initial Public Offering, page F-20

36.   Given that the offer and sale of the warrants and the securities underlying the warrants, including those underlying the underwriter purchase option, were included in the "units" registered, the offer and sale of the underlying securities were registered at the time of effectiveness in March 2006. As a result, it appears you will be required to file timely updates to your S-1 registration statement and deliver a current prospectus at the time such warrants are exercised. We also note that section 5.3 of your Unit Purchase Option agreement filed as Exhibit 4.5 to your Form S-1 (File No. 333-124942) appears to contain a cash settlement feature. We note that you have classified both the warrants issued as part of your registered public unit offering and the underwriter unit purchase options as equity.

Paragraph 14 of EITF 00-19 states that if the contract allows the company to net share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). In light of these factors, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19 in determining that it was appropriate to account for the warrants, including the underwriter purchase option, as equity. Refer also to Issue Summary No. 1, Supplement No. 2 of EITF 00-19.

Form of Proxy

37.   File a preliminary form of proxy as required by Rule 14a-6(a) of Regulation 14A, and identify the form of proxy as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

June 30, 2007 and September 30, 2007 10-QSBs

Item 4. Controls and Procedures

38.   We note the statement "Our management, including our President and Chief Executive Officer, Ram Mukunda, along with our Treasurer, John C. Selvaraj, have reviewed and evaluated the effectiveness of our disclosure controls and procedures." Item 307 of Regulation S-B requires that IGC disclose the conclusions of its principal executive officer and principal financial officer on the effectiveness of its disclosure controls and procedures. Revise in future filings to comply with the item's requirement.

39.   We note the statement "Based upon this review and evaluation, these officers believe that our disclosure controls and procedures were effective as of that date." Use of the word "believe" makes the disclosure unclear whether the certifying officers concluded that IGC's disclosure controls and procedures were effective as of the dates of the reports. Confirm in a supplemental response that the certifying officers "concluded" that IGC's disclosure controls and procedures were effective as of the dates of the reports. Further, revise the disclosure in future filings to state in clear language whether the certifying officers "concluded" that IGC's disclosure controls and procedures were effective as of the end of the period covered by the report.

Closing

        File a revised Pre14A in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since IGC and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from IGC in which it acknowledges that:

- IGC is responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- IGC may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that IGC provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Lisa A. Haynes, Staff Accountant, at (202) 551-3424. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Michael E. Blount, Esq.
       Stanley S. Jutkowitz, Esq.
       Seyfarth Shaw LLP
       131 South Dearborn Street, Suite 2400
       Chicago, IL 60603